Filed Pursuant to Rule 424(b)(3)
Registration Number 333-138041
Prospectus
LJ INTERNATIONAL INC.
2,162,869 SHARES
OF COMMON STOCK
The Issuer: We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the colored jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with colored stones, diamonds, pearls and precious stones. We are located at:
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong
Telephone: 011-852-2764-3622
The Offering: All of the shares of common stock being offered in this prospectus have been or will be issued by us to the shareholders who are offering them for sale. The total shares covered by this prospectus include shares to be issued to the selling shareholders upon exercise of their outstanding warrants. The selling shareholders can use this prospectus to sell all or part of the shares they currently own or may receive through the exercise of their warrants.
Nasdaq Global Market Trading Symbol: “JADE”. On October 13, 2006, the last sales price of our common stock was $4.19 per share.
Proceeds From This Offering: The shareholders selling the common stock in this offering will receive all of the proceeds from their sale, minus any commissions or expenses they incur, but we may receive up to $3,060,199 from the exercise, if any, of warrants by the selling shareholders. We will bear all of the costs and expenses of registering the shares under the federal and state securities laws. These total costs and expenses are estimated to be $60,000.
This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning at page 7.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 7, 2006.

You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. This document may be used only where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual reports on Form 20-F and current reports on Form 6-K and other information with the U.S. Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about its Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our Internet address is http://www.ljintl.com.
     We are subject to the informational requirements of the Exchange Act as they apply to a foreign private issuer. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and annual reports to shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions set forth in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act, and we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.
     We have filed a registration statement on Form F-3 with the SEC that covers the resale of the common stock offered by this prospectus. This prospectus is a part of the registration statement, but the prospectus does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the common stock. In addition to previously filed documents that are incorporated by reference, documents that we file with the SEC after the date of this prospectus will automatically update and, in some cases, supersede the information in the registration statement. The documents that we have previously filed and that are incorporated by reference include the following SEC filings (File No. 0-29620):
•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005;

•	Each of our Reports on Form 6-K filed since December 31, 2005;

•	Our proxy statement for our annual meeting of shareholders which was held on August 4, 2006; and

•	The “Description of Securities” contained in our Registration Statement on Form 8-A filed on February 20, 1998 pursuant to Section 12(g) of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description.
     All subsequent documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the date that this offering is terminated will automatically be incorporated by reference into this prospectus. We will provide you upon written or oral request with copies of any of the documents incorporated by reference, at no charge to you; however, we will not deliver copies of any exhibits to those documents unless the exhibit itself is specifically incorporated by reference. If you would like a copy of any document, please write or call us at:
LJ International Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong
Attention: Corporate Secretary
Telephone: 011-852-2764-3622
Facsimile: 011-852-2764-3783

PROSPECTUS SUMMARY
You should read the following summary together with the more detailed information included at other sections of this prospectus. In addition, you should carefully consider the factors described under “Risk Factors” at page 7 of this prospectus.
LJ International Inc.
     LJ International Inc. (“we”, the “Company” or “LJI”) is a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the colored jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with colored stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
     We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and production further enhance our competitive position.
     We employ an international design team and all of our designs and merchandising strategies are proprietary. The exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers that need specialized product development services, and through a marketing relationship with International Jewelry Connection for those customers that need higher levels of service and training.
     We are located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong, telephone: 011-852-2764-3622.

The Offering

Securities Offered by the Selling Shareholders
A maximum of 2,162,869 shares of common stock. All of the common shares are either issued by us or are issuable upon exercise of warrants. A description of the terms of the warrants is included in this prospectus under “Private Placement of Common Stock and Warrants” on page 13.

Common Stock Outstanding as of October 13, 2006:	18,942,871 shares

Use of Proceeds	We will not receive any of the proceeds of sales of common stock by the selling shareholders but we may receive up to $3,060,199 from the exercise, if any, of warrants by the selling shareholders.

Risk Factors	The shares of common stock offered hereby involve a high degree of risk. See “Risk Factors” on page 7.

Nasdaq Global Market Symbol	JADE

FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to LJI that are based on the beliefs of the management of LJI as well as assumptions made by and information currently available to the management of LJI. Statements that are not based on historical facts, which can be identified by the use of such words as “likely,” “will,” “suggests,” “target,” “may,” “would,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of LJI as of the date of this prospectus and they involve many risks and uncertainties, such as those described below. These factors could cause actual results to differ materially from those predicted in any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We undertake no obligation to update forward looking statements.
RISK FACTORS
     Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference herein.
We depend upon three customers who each account for at least 10% of our sales. We cannot be certain that these sales will continue; if they do not, our revenues will likely decline.
     Although we sell to a large number of customers in a variety of markets, three of our customers each account for at least 10% of our sales. For the fiscal years ended December 31, 2004 and 2005, these customers accounted for approximately 9%, 7% and 11% of our 2004 sales and 14%, 11% and 10% of our 2005 sales. Although we have maintained good and longstanding relationships with these customers, we do not have any long-term contracts with them, each of whom orders only on a “purchase order” basis. The loss of any of these customers or a significant reduction in their orders would have a materially adverse effect on our revenues.

We are controlled by one of our existing shareholders, whose interests may differ from those of other shareholders.
     Our largest shareholder beneficially owns or controls approximately 22.5% of our outstanding shares as of December 31, 2005. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without the consent of this shareholder, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of our other shareholders.
We face significant competition from larger competitors.
     The making and distribution of jewelry is a highly competitive industry characterized by the diversity and sophistication of the product. We compete with major domestic and international companies with substantially greater financial, technical and marketing resources and personnel than us. There can be no assurance other jewelry makers will not similarly develop low-cost, high-volume production capability or an even better process, providing greater competition for us and materially affecting our business prospects.
There are numerous factors relating to the operations of our business that could adversely affect our success and results.
     As a maker and merchandiser of low-cost, high-quality gem-set jewelry, our existing and future operations are and will be influenced by several factors, including:
•	technological developments in the mass production of jewelry;

•	our ability to meet the design and production requirements of our customers efficiently;

•	the market acceptance of our and our customers’ jewelry;

•	increases in expenses associated with continued sales growth;

•	our ability to control costs;

•	our management’s ability to evaluate the public’s taste and new orders to target satisfactory profit margins;

•	our capacity to develop and manage the introduction of new designed products; and

•	our ability to compete.
     Quality control is also essential to our operations since customers demand compliance with design and product specifications and consistency of production. We cannot assure that revenue growth will occur on a quarterly or annual basis.

Our production facilities are located in China. Our results of operations and financial condition may, therefore, be influenced by the economic, political, legal and social conditions in China.
     Since 1978, the Chinese government has been reforming, and is expected to continue to reform, China’s economic and political systems. Such reforms have resulted in significant social progress. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refinement and readjustment process may not always have a positive effect on our operations in China. At times, we may also be adversely affected by changes in policies of the Chinese government such as changes in laws and regulations or their interpretation, the introduction of additional measures to control inflation, changes in the rate or method of taxation and imposition of additional restrictions on currency conversion and remittances abroad.
Our products are currently made at our production facility located in Shenzhen, China. However, our insurance may not adequately cover any losses due to fire, casualty or theft.
     We have obtained fire, casualty and theft insurance aggregating approximately $37 million, covering several of our stock in trade, goods and merchandise, furniture and equipment and production facility in China. The proceeds of such insurance may not be sufficient to cover material damage to, or the loss of, our production facility due to fire, severe weather, flood or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. Consistent with the customary practice among enterprises in China and due to the cost in relation to the benefit, we do not carry any business interruption insurance in China.
Sales of our jewelry to retailers are generally stronger during the quarter ending December 31 of each year due to the importance of the holiday selling season.
     The approximately 18% of our sales during the fiscal year ended December 31, 2005 to our TV shopping channel customers was not seasonal in nature. It has been our management’s experience that the remaining 82% of our total sales is seasonally sensitive and is greater during the quarter ending December 31 of each year.
Our holding company structure creates restrictions on the payment of dividends.
     We have no direct business operations, other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries are subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants and minimum net worth requirements in loan agreements, restrictions on the conversion of local currency into US dollars or other hard currency and other regulatory restrictions.

It may be difficult to serve us with legal process or enforce judgments against us or our management.
     We are a British Virgin Islands holding company, and substantially all of our assets are located in China and Hong Kong. In addition, all but one of our directors and officers are non-residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of the British Virgin Islands, China or Hong Kong would enforce:
•	judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	in original actions brought in the British Virgin Islands, China or Hong Kong, liabilities against us or non-residents based upon the securities laws of the United States or any state.
Some information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer.
     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies, including:
•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.
Because of these exemptions, investors are not provided with the same information which is generally available about public companies organized in the United States.
Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.
     Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.
     Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most US jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

CAPITALIZATION AND INDEBTEDNESS
     The following table sets forth our capitalization as of June 30, 2006 on an actual basis. All data in the following table is unaudited and in thousands.

Cash and cash equivalents	3,078

Long term indebtedness
Capital lease obligations, non-current portion	328
of which secured	328
Total long term indebtedness	328
of which secured	328

Short term indebtedness
Short term borrowings	34,957
of which secured and/or guaranteed	34,957
Capital lease obligations, current portion	75
of which secured and/or guaranteed	75
Total short term indebtedness	35,032
of which secured and/or guaranteed	35,032

Total Indebtedness	35,360
of which secured and/or guaranteed	35,360

Shareholders’ Equity:

Common stock, $.01 par value per share:
100,000,000 shares authorized, 17,263,203 shares issued and outstanding as of June 30, 2006	173

Additional paid-in capital	35,729
Retained earnings	14,561
Exchange translation reserve	(156)
Unearned compensation	(19)

Total shareholders’ equity	50,288

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS
Background
     On September 25, 2006, we entered into a Securities Purchase Agreement (the “Agreement”) with 11 institutional investors pursuant to which we issued and the investors purchased an aggregate of 1,466,668 shares of our common stock at $3.75 per share, as well as an aggregate of 236,909 warrants to purchase 236,909 shares at an exercise price of $4.221 per share (the “Short Term Warrants”) and 366,668 warrants to purchase 366,668 shares at an exercise price of $4.50 per share (the “Long Term Warrants”). In addition, our placement agent received 29,333 Long Term Warrants with identical terms to the Long Term Warrants issued to the investors.
The Transaction
     The following summarizes the material terms of the Short Term Warrants and the Long Term Warrants and is qualified in its entirety by the Agreement and the exhibits thereto (each of which was filed as an Exhibit to our Current Report on Form 6-K filed on September 27, 2006).
     The material terms and conditions of the Short Term Warrants and the Long Term Warrants are summarized as follows:
•	each warrant is exercisable to purchase one share of our common stock

•	the initial exercise price of each Short Term Warrant is $4.221 per share, subject to adjustment as provided in the Short Term Warrant

•	the initial exercise price of each Long Term Warrant is $4.50 per share, subject to adjustment as provided in the Long Term Warrant

•	the Short Term Warrants are exercisable at any time through the 90th calendar day from the date of this Prospectus

•	the Long Term Warrants are exercisable at any time on or after the 181st day after the issue date of September 25, 2006 for a term of five years thereafter

•	the warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the warrants is not available at any time after one year from the date of issuance for the resale of the shares upon exercise of the warrants

•	the warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to such exercise

•	the warrants require an automatic repricing of the exercise price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

SELLING SHAREHOLDERS
     The shares of common stock being offered by the selling shareholders are either issued or issuable upon exercise of the warrants. For additional information regarding the issuance of the warrants, see “Private Placement of Common Stock and Warrants” above. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the common stock and warrants issued pursuant to the Agreement and prior equity purchases with the Company, the selling shareholders have not had any material relationship with us within the past three years.
     The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the common stock and warrants, as of October 13, 2006, assuming exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions, redemptions or exercise.
     The third column lists the shares of common stock being offered by this prospectus by the selling shareholders.
     In accordance with the terms of a registration rights agreement among the Company and the selling shareholders, this prospectus generally covers the resale of (i) the shares of common stock issued pursuant to the Agreement and (ii) at least 110% of the number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.
     Under the terms of the warrants, a selling shareholder may not exercise the warrants to the extent such conversion, redemption or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants that have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
     The following information sets forth the beneficial ownership of our shares of common stock by each of the Selling Shareholders as of October 13, 2006 and gives effect to securities deemed outstanding and beneficially owned pursuant to Rule 13d-3(d)(1) under the Exchange Act.

			Maximum Number of
	Number of Shares		Shares to be Sold	Number of Shares
	Owned Prior to		Pursuant to this	Owned After
Name of Selling Shareholder	Offering		Prospectus	Offering
Portside Growth and Opportunity Fund (1)	564,612	(2)	564,612	0
Ramius Capital Group, L.L.C. (3)	282,306	(4)	282,306	0
RCG Crimson Partners, LP (5)	94,103	(6)	94,103	0
LeFrak Merchant Capital, LP (7)	808,435	(8)	376,409	432,026
Iroquois Master Fund Ltd. (9)	242,748	(10)	188,203	54,545
Crescent International Ltd. (11)	249,703	(12)	188,203	61,500
Truk Opportunity Fund, LLC (13)	171,267	(14)	171,267	0
Truk International Fund, LP (15)	16,938	(16)	16,938	0
Turicum Private Bank, Ltd. (17)	37,641	(18)	37,641	0
Triwizards Fund, LP (19)	37,641	(20)	37,641	0
Mosaic Partners, LP (21)	112,922	(22)	112,922	0
LS Funding, LLC	29,333	(23)	29,333	0

(1)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by Portside Growth and Opportunity Fund and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

(2)	Includes 64,612 shares upon exercise of 64,612 Short Term Warrants and 100,000 shares upon exercise of 100,000 Long Term Warrants.

(3)	Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital Group, L.L.C. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by Ramius Capital Group, L.L.C. Fund and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

(4)	Includes 32,306 shares upon exercise of 32,306 Short Term Warrants and 50,000 shares upon exercise of 50,000 Long Term Warrants.

(5)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of RCG Crimson Partners, LP (“Crimson”) and consequently has voting control and investment discretion over securities held by Crimson. Ramius Capital disclaims beneficial ownership of the shares held by Crimson. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

The investment advisor to RCG Crimson Partners, LP is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares purchased in this offering by RCG Crimson Partners, LP and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

(6)	Includes 10,769 shares upon exercise of 10,769 Short Term Warrants and 16,667 shares upon exercise of 16,667 Long Term Warrants.

(7)	Harrison T. LeFrak and Richard LeFrak each individually exercise investment and voting control over the shares.

(8)	Includes 43,075 shares upon exercise of 43,075 Short Term Warrants and 66,667 shares upon exercise of 66,667 Long Term Warrants.

(9)	Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(10)	Includes 21,537 shares upon exercise of 21,537 Short Term Warrants and 33,333 shares upon exercise of 33,333 Long Term Warrants.

(11)	Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.

(12)	Includes 21,537 shares upon exercise of 21,537 Short Term Warrants, 33,333 shares upon exercise of 33,333 Long Term Warrants, and 61,500 shares upon exercise of 61,500 warrants to purchase 61,500 shares at $2.98 per share through September 3, 2009.

(13)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.

(14)	Includes 19,599 shares upon exercise of 19,599 Short Term Warrants and 30,334 shares upon exercise of 30,334 Long Term Warrants.

(15)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk International Fund, LP. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP.

(16)	Includes 1,938 shares upon exercise of 1,938 Short Term Warrants and 3,000 shares upon exercise of 3,000 Long Term Warrants.

(17)	Stephen P. Monticelli, as president of Mosaic Investments LLC, authorized manager of separate account for Turicum Private Bank, Ltd., exercises investment and voting control over the shares.

(18)	Includes 4,307 shares upon exercise of 4,307 Short Term Warrants and 6,667 shares upon exercise of 6,667 Long Term Warrants.

(19)	Stephen P. Monticelli, as president of Mosaic Investments LLC, general partner of Triwizards Fund, LP, exercises investment and voting control over the shares.

(20)	Includes 4,307 shares upon exercise of 4,307 Short Term Warrants and 6,667 shares upon exercise of 6,667 Long Term Warrants.

(21)	Stephen P. Monticelli, as president of Mosaic Investments LLC, general partner of Mosaic Partners, LP, exercises investment and voting control over the shares.

(22)	Includes 12,922 shares upon exercise of 12,922 Short Term Warrants and 20,000 shares upon exercise of 20,000 Long Term Warrants.

(23)	Represents 29,333 shares upon exercise of 29,333 Long Term Warrants.

USE OF PROCEEDS
     The selling shareholders will receive the net proceeds from the sale of their shares of common stock. We will not receive any proceeds from these sales. We will, however, receive proceeds from the exercise of the warrants. The purchase price is payable in cash. If all of the warrants are exercised for cash, we will receive up to $3,060,199.
DETERMINATION OF OFFERING PRICE
     The selling shareholders may use this prospectus from time to time to sell their common stock at a price determined by the shareholder selling the common stock. The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.
PLAN OF DISTRIBUTION
     Each Selling Shareholder (the “Selling Shareholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Stock Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The Selling Shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
     Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).
     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Because Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Shareholders.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Shareholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
DESCRIPTION OF SECURITIES
     We have previously registered our common stock under the Exchange Act by filing a Form 8-A on February 20, 1998.
LEGAL MATTERS
     Certain legal matters have been passed upon for us by Andrew N. Bernstein, P.C., 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111.
EXPERTS
     Our audited consolidated financial statements appearing in our Annual Report on Form 20-F for the fiscal years ended December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference in this prospectus in reliance upon the report of Moores Rowland Mazars, Hong Kong, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

EXPENSES OF THE ISSUE
     The following table sets forth the aggregate expenses to be paid by us in connection with this offering. All amounts shown are estimates, except for the SEC registration fee. We will pay all expenses in connection with the distribution of the shares of common stock being sold by the Selling Shareholders (including fees and expenses of their counsel), except for the underwriting discount payable by the particular Selling Shareholder.

SEC Registration Fee	$985
Accounting fees and expenses	10,000
Legal fees and expenses	35,000
Printing and mailing expenses	5,000
Miscellaneous	9,015

Total	$60,000